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PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated February 11, 2000)         Registration No. 333-94899


                                31,680,000 SHARES

                          FLAG TELECOM HOLDINGS LIMITED

                                  COMMON STOCK

         This Prospectus Supplement supplements, amends and forms a part of the Prospectus dated February 11, 2000 relating to an aggregate of 31,680,000 common shares of FLAG Telecom Holdings Limited, together with 4,752,000 shares to cover over-allotments.

         On March 1, 2000, we announced that we expect to complete a bond offering in March 2000. We anticipate the proposed offering will be denominated in US dollars and Euros and we expect the proposed offering to provide gross proceeds to us of approximately $600 million. We expect to use the net proceeds from the offering to fund additional expansion of the FLAG Telecom network, including possible new cables such as a trans-Pacific undersea cable, to fund the development of additional wholesale and bundled product and service offerings and for working capital purposes. Following the offering, we expect to have over $1,180 million outstanding in long-term indebtedness. In addition, FLAG Atlantic Limited has borrowed approximately $62 million under its credit facility. We cannot assure you that we will complete the proposed bond offering on the terms described above or at all.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 1, 2000